Filed Pursuant to Rule 253(g)(2)

File No. 024-10951

Otis Gallery LLC

335 Madison Ave, 3rd Floor

New York, NY 10017

(201) 479-4408; www.withotis.com

SUPPLEMENT NO. 1 DATED JANUARY 22, 2020

TO THE POST-QUALIFICATION OFFERING CIRCULAR AMENDMENT NO. 4

DATED JANUARY 15, 2020

This Supplement No. 1, dated January 22, 2020 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the Post-Qualification Offering Circular Amendment No. 4, dated January 15, 2020, of Otis Gallery LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), which amendment forms a part of the Offering Circular of Otis Gallery LLC qualified on July 17, 2019, as previously amended (as may be further amended and supplemented, the “Offering Circular”). The disclosures therein are incorporated by reference, and, unless otherwise defined in this supplement, capitalized terms used herein shall have the same meanings set forth in the Offering Circular.

The purpose of this supplement is solely to announce the offering of perquisites with respect to particular series of interests of our company. The following information updates and adds to the information in the section titled “Plan of Distribution and Selling Securityholders” set forth on page 21 of the Offering Circular. Except as specifically set forth in this supplement, the Offering Circular remains unchanged.

Investor Perks

To encourage participation in certain offerings, our company will provide perquisites (“perks”), as further described below, to certain investors in such offerings, after a subscription for investment is accepted and after Interests are issued to the investor. Our company is of the opinion that these perks do not alter, and are not material to the determination of, the price, value or cost basis of the securities in the applicable offerings. Instead, the perks are promotional items or a “thank you” to investors that help our company achieve its mission. However, it is recommended that prospective investors consult a tax professional to fully understand any tax implications of receiving any perks before investing. None of the proceeds from any offering will be used to fulfill any of the perks described below. Perks are offered with respect to specific offerings and series of interests, and not generally with respect to all offerings, and are only provided to investors that have invested at or above the stated minimum dollar amount to receive a given perk. Fullfilment of a perk will occur within a reasonable amount of time after a subscription for investment is accepted and after Interests are issued to the investor.

The table below presents the applicable series of interests to which a perk is offered, a description of the perk, the investment level to receive the stated perk, and the approximate cash value of the perk:

Series Name	Perk Description	Investment Amount	Approximate Cash Value
Series Drop 009	KAWS, hardcover book, by Monica Ramirez-Montagut (Author), Germano Celant (Contributor), Rizzoli Electa (Publisher), ISBN 978-0-8478-3434-1	$1,000	$52.00(1)

(1)	The approximate cash value is equal to the price, after tax, paid by the Manager to acquire the perk.